UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People‘s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Other Information

On February 14, 2020, MMtec, Inc. (the “Company”) held its Annual Meeting of its shareholders at 9 a.m. local China time in Beijing, China. At the close of business on December 31, 2019, the record date to vote at the meeting, there were 20,070,000 shares issued and outstanding. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1.	Election of Class A Directors

Name	For	Against	Withheld

Shuguo Li	11,710,570	-	2,376
Hinman Au	11,710,570	-	2,376

2.	Ratification of appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2019.

For	Against	Abstain

11,712,041	814	91

3.	Adoption of the 2019 Equity Incentive Plan.

For	Against	Abstain

11,712,053	5,302	191

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Zhen Fan
Zhen Fan, Chief Executive Officer

Date: February 18, 2020

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